MAIL STOP 0511

									March 11, 2005

Mr. Ronald Mercier, President
M.E.R. Corporation
2400, 10303 Jasper Avenue
Edmonton, Alberta T5J 3T8
CANADA

Re:	M.E.R. Corporation
      Registration Statement on Form SB-2/A#3
File No. 333-119223
      Filed February 14, 2005

Dear Mr. Mercier,

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the amount of the registration statement fee on the registration statement cover page and in part II of the prospectus.

Prospectus Cover Page

2. We reissue our prior comment 4. Discussion of both an interest bearing and non-interest bearing account still appears in the prospectus. We note the discussion of an interest bearing account on page 19.

Risk Factors, page 6

3. Please revise the first risk factor subheading and narrative to state the specific risk to investors. Also, please remove the statement that your prospects "must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development," as this is a generic statement.

Market for Common Equity and Related Stockholder Matters, page 24

4. Please update the number of shares outstanding as of the most recent practicable date.

Plan of Distribution, page

5. Please review your disclosure with respect to the issue of Mr. Mercier`s qualification for the safe harbor. The question of statutory disqualification is the first of four factors listed under
Rule 3a4-1. Please revise your disclosure appropriately to discuss whether Mr. Mercier meets the requirements of the safe harbor in Rule
3a4-1.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 824-5683 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 824-5532, or Pamela Howell, who supervised the review of your filing, at (202) 942-1954.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	William D. O`Neal
	Fax (602) 267-3855
??

??

??

??

M.E.R. Corporation
March 11, 2005
Page 1